Exhibit 12

Ratio of Earnings to Fixed Charges

						For the three months
	Year ended December 31,					ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(millions of constant Ch$ as of december 31, 2003)
Chilean GAAP
Fixed Charges:
Financial Expenses	499,575	505,044	457,329	443,931	420,433	106,211	94,498
Capitalized interest cost	22,503	21,537	24,695	19,663	10,479	3,602	2,703

Fixed charges	522,078	526,582	482,024	463,594	430,912	109,813	97,201

Earnings:
Pretax income (loss) from continuing operations	7,958	244,405	173,724	(136,709)	54,039	13,539	62,294
Fixed charges	522,078	526,582	482,024	463,594	430,912	109,813	97,201
Sub total	530,037	770,987	655,748	326,885	484,951	123,352	159,495
Less: interest capitalized during the period	(22,503)	(21,537)	(24,695)	(19,663)	(10,479)	(3,602)	(2,703)
Less: undistributed earnings of equity method investees	(1,738)	(77)	10,806	(8,347)	(17,517)	(10,605)	(8,905)

Earnings	505,795	749,373	641,859	298,876	456,955	109,145	147,887

Ratio of earnings to fixed charges	0.97	1.42	1.33	0.64	1.06	0.99	1.52

						For the three months
	Year ended December 31,					ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(millions of constant Ch$ as of december 31, 2003)
US GAAP
Fixed Charges:
Financial Expenses	484,019	470,309	452,594	439,700	430,912	—	—
Capitalized interest cost	38,059	56,273	29,429	23,894	15,664	—	—

Fixed charges	522,078	526,582	482,024	463,594	446,576	—	—

Earnings:
Pretax income (loss) from continuing operations	(34,670)	310,378	250,466	(323,976)	51,018	—	—
Fixed charges	522,078	526,582	482,024	463,594	446,576	—	—
Sub total	487,408	836,960	732,489	139,618	497,594	—	—
Less: interest capitalized during the period	(38,059)	(56,273)	(29,429)	(23,894)	(15,664)	—	—
Less: undistributed earnings of equity method investees	1,286	(235)	11,221	(2,457)	—	—	—

Earnings	450,635	780,451	714,281	113,267	481,930	—	—

Ratio of earnings to fixed charges	0.86	1.48	1.48	0.24	1.08	N/A	N/A